November 14, 2024

Richard Stewart
Chief Executive Officer
Achieve Life Sciences, Inc.
2722 29th Drive SE, Suite 100
Bothell, WA 98021

       Re: Achieve Life Sciences, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2024
           File No. 333-283070
Dear Richard Stewart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amanda Rose, Esq.